July 6, 2012

Via EDGAR and Federal Express

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Hi-Crush Partners LP

Amendment No. 1 to Confidential Draft Registration Statement on Form S-1

Submitted June 15, 2012 CIK No. 0001549848

Ladies and Gentlemen:

Set forth below are the responses of Hi-Crush Partners LP (the “Partnership,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 2, 2012, with respect to Amendment No. 1 to the Confidential Draft Registration Statement on Form S-1, CIK No. 0001549848, submitted to the Commission on June 15, 2012 (“Amendment No. 1 to the Confidential Draft Registration Statement”), as an amendment to the Partnership’s Confidential Draft Registration Statement on Form S-1, CIK No. 0001549848, initially submitted to the Commission on May 11, 2012 (the “Confidential Draft Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR a Registration Statement on Form S-1, CIK No. 0001549848 (the “Registration Statement”). In accordance with Section 106(a) of the Jumpstart Our Business Startup Act, copies of the Confidential Draft Registration Statement and Amendment No. 1 to the Confidential Draft Registration Statement are attached as exhibits 99.1 and 99.2 to the Registration Statement. Additionally, the correspondence sent to the Commission in connection with the submission of Amendment No. 1 to the Confidential Draft Registration Statement is being submitted as a separate “CORRESP” submission on EDGAR, except for information provided to the Commission supplementally in connection with a request for confidential treatment under Rule 83 of the Commission’s Rules Concerning Information and Requests (17 C.F.R. § 522).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement unless otherwise specified.

Securities and Exchange Commission

July 6, 2012

Form S-1, submitted June 15, 2012

Summary

1.	We note your statement on page one and elsewhere that your reserves consist of “Northern White” sand, which exists “predominantly in Wisconsin and limited portions of the upper Midwest region.” Please revise here and throughout as appropriate, to clarify the distinction between “Northern White” and “Ottawa” sand, which appears to be mined in Illinois.

RESPONSE:

The Partnership acknowledges the Staff’s comment and has revised the disclosure on pages 2, 106 and 115 and the definition of “Northern White sand” in the glossary on page B-2 to explain that the terms “Ottawa sand” and “Northern White sand” are often used interchangeably within the industry to refer to all of the premium white sands produced throughout the upper Midwest region of the United States.

2.	We note your response to prior comment nine from our letter dated June 7, 2012 and we reissue the comment. In particular, with respect to the procedures you will follow in negotiating and approving transactions, it appears that you expect your board of directors to adopt policies for the review, approval and ratification of transactions with related persons, as well as a written code of business conduct and ethics. If you are unable to provide disclosure responsive to our prior comment due to the absence of existing policies and procedures, please revise to describe the anticipated policies and procedures to the extent practicable and address a potential investor’s inability to consider them in definitive format.

RESPONSE:

The Partnership acknowledges the Staff’s comment and has revised the disclosures on pages 143 and 144 of the Registration Statement to further describe, to the extent currently possible, the procedures and policies the Partnership expects the board of directors of its general partner to adopt in connection with the offering. The Partnership respectfully advises the Staff that, as explained in the revised disclosures, the Partnership expects that the policies and procedures, as well as the code of business conduct and ethics, adopted by the board of directors of the general partner will provide the board of directors the ability to exercise a significant amount of discretion in determining the appropriate resolution of any particular conflict of interest, so long as that resolution is in accordance with the terms of the Partnership’s partnership agreement. In addition, the disclosure describes the Partnership’s expectation that transactions involving material conflicts of interest will be submitted to the conflicts committee for approval. The Partnership believes that, as revised, the disclosure describes all material restrictions on the discretion of the board of directors of the general partner that will be included in any policies or code of business conduct and ethics to be adopted in connection with the offering.

3.

Also, please revise pages 41, 140 and where appropriate to clearly address the current extent of conflicts. For example, you state on page 140 that your affiliates “may compete” with you and that they “may acquire...” However, it appears from the revised

Securities and Exchange Commission

July 6, 2012

disclosure that they currently already compete, acquire, and so forth. We also note the following statements on page 41: “have the ability to compete,” “may make investments in entities,” and “may compete with us.” Please revise accordingly to clearly disclose the extent of current conflicts, in addition to potential, future conflicts.

RESPONSE:

The Partnership acknowledges the Staff’s comment and has revised the disclosures on pages 9, 11, 41, 124, 142, 146 and 147 of the Registration Statement to clearly disclose the extent of current conflicts and potential future conflicts.

4.	We note your response to prior comment 14 regarding your ability “to process and cost-effectively deliver approximately 1.6 million tons of frac sand per year.” In an appropriate location, such as your Business section, please clarify the material assumptions underlying your capacity analysis and compare your monthly capacity against your actual monthly production for the most recent quarter. In this regard, please also consider including the hours per day assumption used in your calculation.

RESPONSE:

The Partnership acknowledges the Staff’s comment and has revised page 115 of the Registration Statement to provide additional disclosure regarding the material assumptions underlying its capacity analysis, including the hours per day assumption used in its calculation, and to compare its monthly capacity to actual monthly production for the most recent completed quarter.

5.	We note your response to comment 16 in which you state metallurgical recoveries and product pricing are not relevant to your reserve reports. Instead of a metallurgical recovery, please disclose your process plant conversion/recovery factors, defining your mining and process facilities conversion of in-place material to your salable products. A reserve is that part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserve determination. Please explain how your reserve determination was performed without a product sales price or cash flow analysis, but establishing economic viability for your mining operation.

RESPONSE:

The Partnership acknowledges the Staff’s comment and respectfully submits that, in response to Comment 16 in the Commission’s letter dated June 7, 2012, disclosure was added to Amendment No. 1 to the Confidential Draft Registration Statement describing the plant conversion/recovery factors used by John T. Boyd Company to estimate proven reserves. Please see page 116 of the Registration Statement for a discussion of the plant conversion/recovery factors used by John T. Boyd Company to calculate the proven reserves estimates set forth in the Registration Statement.

Securities and Exchange Commission

July 6, 2012

In addition, the Partnership has added disclosure to explain the analysis utilized by John T. Boyd Company to determine that the estimated proven reserves set forth in the Registration Statement are economically mineable. Please see page 116 of the Registration Statement.

6.	We note your response to comment 19 in which you believe assets not owned (joint or partial ownership), leased, or controlled by Hi-Crush Partners are material to investors as either potential acquisition/growth properties or as nearby potential frac-sand competitors. However, without ownership, partial ownership, an option, or contract addressing these potential possibilities, disclosure regarding your sponsor’s assets or speculation as to your sponsor’s plan of operation does not appear material to this transaction. We re-issue comment 19, please remove the reserve and other detailed information regarding the Augusta and Tomah properties from your filing.

RESPONSE:

The Partnership informs the Staff that the Partnership and Hi-Crush Proppants LLC (the “Sponsor”) have agreed that the Partnership will have a right of first offer with respect to certain of the assets to be retained by the Sponsor, specifically the sand reserves and any related assets that have been or will be constructed on the Sponsor’s acreage in Augusta and Tomah, Wisconsin, pursuant to the terms of an omnibus agreement to be entered into in connection with this offering, which is described beginning on page 140 of the Registration Statement and a form of which is filed as exhibit 10.2 thereto. Accordingly, the Partnership believes that specific disclosures regarding these assets, including reserve information, is appropriate and material to potential investors because these assets represent a source of material growth for the Partnership’s business. In response to the Staff’s comment, the Partnership has revised the disclosures on pages 1, 2, 5, 10, 11, 112, 123 and 124 to remove all detailed information with respect to the Sponsor’s assets that are not subject to the right of first offer described above.

7.

We note your response to prior comment 31 and your disclosure here and throughout your registration statement that Hi-Crush Proppants LLC owns other acreage and reserves in addition to the Wyeville assets it is contributing to you in connection with this offering. It also appears that you are relying on the acquisition of facilities from

Securities and Exchange Commission

July 6, 2012

your sponsor and third parties in the future to execute your business strategy. Please revise to disclose the factors Hi-Crush Proppants LLC considered in determining those assets to contribute to you in connection with your initial public offering as well as the factors it considered in determining to retain its remaining assets.

RESPONSE:

The Partnership acknowledges the Staff’s comment and has revised the Registration Statement to explain that the Sponsor is contributing the Wyeville assets because of Wyeville’s established operating history and the fact that Wyeville is the Sponsor’s most fully-contracted facility. Please read pages 10 and 123 of the Registration Statement.

Cash Distribution Policy and Restrictions on Distributions, page 58

8.	We note your response to prior comment 25 and your statement on page 63 that you have “prepared the estimated cash available for distribution ... to substantiate [y]our belief that [you] will have sufficient cash available to make the minimum quarterly distribution to [y]our unitholders for the twelve months ending September 30, 2013.” It appears that you should provide estimated cash available for quarterly distributions to support your statements regarding your belief that you will make such payments. Please revise or advise, for example with further clarification regarding the extent to which and reasons why you believe such disclosure would be “less reliable.”

RESPONSE:

The Partnership acknowledges the Staff’s comment and has revised the disclosures on pages 66 through 69 of the Registration Statement to provide estimated cash available for distribution on a quarterly basis.

9.	We note your response to prior comment 28 and the revised text on page 68. Please advise us how and why the Augusta reserves factor into your estimated reserve replacement cost. In this respect it is our understanding that Augusta is being retained by your sponsor. Also, based on your current and past disclosure, it appears that you believe your sand is a scarce commodity for your industry, if true, please address the impact this may have on your ability to replace reserves at historical cost levels.

RESPONSE:

The Partnership acknowledges the Staff’s comment and advises the Staff that the Partnership has calculated its estimated reserve replacement cost by dividing its Sponsor’s costs required to acquire the Wyeville and Augusta sand reserves and construct the Wyeville and Augusta facilities by the estimated number of tons of sellable reserves located at Wyeville and Augusta. The Partnership includes consideration of the Augusta reserves in its estimated reserve replacement cost because Augusta is the Sponsor’s and the Partnership’s shared management team’s most recently developed facility (reserves acquired in the second quarter of 2012 and construction expected to be completed in the third quarter of 2012), and therefore represents the most recent

Securities and Exchange Commission

July 6, 2012

illustrative example of costs the Partnership can expect to incur in acquiring additional sand reserves and constructing additional facilities in the future. The Partnership is not aware of any other recent acquisitions of similar reserves at costs that would suggest the Partnership would be unable to obtain additional reserves at comparable costs in the near future.

While the Partnership acknowledges that Northern White sand is a limited resource and that the cost of acquiring additional Northern White sand reserves may increase, the Partnership cannot quantify the impact, if any, this may have on reserve replacement costs in the future. In response to the Staff’s comment, however, the Partnership has revised the disclosure on page 67 of the Registration Statement to explain that because Northern White sand is a limited resource, costs of acquiring Northern White sand reserves may increase in the future, which could cause its future reserve replacement costs to exceed the $1.35 per ton estimated reserve replacement cost assumed for purposes of estimating the Partnership’s cash available for distribution over the forecast period.

Business, page 110

10.	We note your reference on page 114 to crush strength testing performed by PropTester and STIM-LAB. Please provide consents from these parties with your first public filing or advise.

RESPONSE:

The Partnership acknowledges the Staff’s comment and revised page 117 of the Registration Statement to remove the references to PropTester and STIM-LAB.

11.	We note your response to prior comment 37 and partially reissue. Please include your royalty agreement in your exhibit index. See Item 601(b)(10)(ii)(B) of Regulation S-K.

RESPONSE:

The Partnership acknowledges the Staff’s comment and has included the royalty agreements as exhibits 10.11, 10.12 and 10.13 to the Registration Statement. Pursuant to Rule 406 of the rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), portions of these exhibits have been omitted pursuant to a request for confidential treatment. As set forth in Rule 406(b), the Partnership has omitted from these exhibits the portions thereof that it desires to keep undisclosed (the “confidential portions”), and has placed “***” in lieu of such confidential portions to indicate that such confidential portions have been redacted from the public filing. In addition, along with its confidential treatment request, the Partnership has provided for the Commission’s review un-redacted versions of each exhibit referenced above.

12.

We note your response to prior comment 38 and reissue. We note that the statement on page 27 that “[s]ubstantially all of our sales are generated under contracts with four customers, and the loss of, or significant reductions in purchases by, any of them could adversely affect our business, financial condition and results of operations” appears

Securities and Exchange Commission

July 6, 2012

inconsistent with your response. Please include the four long-term sales contracts in your exhibit index. See Item 601(b)(10)(ii)(B) of Regulation S-K.

RESPONSE:

The Partnership acknowledges the Staff’s comment and has included the supply agreements as exhibits 10.5, 10.6, 10.7, 10.8, 10.9 and 10.10 to the Registration Statement. Pursuant to Rule 406 of the rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), portions of these exhibits have been omitted pursuant to a request for confidential treatment. As set forth in Rule 406(b), the Partnership has omitted from these exhibits the portions thereof that it desires to keep undisclosed (the “confidential portions”), and has placed “***” in lieu of such confidential portions to indicate that such confidential portions have been redacted from the public filing. In addition, along with its confidential treatment request, the Partnership has provided for the Commission’s review un-redacted versions of each exhibit referenced above.

13.	We note your response to prior comment 40 and the statement on page 121 regarding indirect participation through a required vote of a percentage of unitholders. Please revise to provide context to your statement consistent with the disclosure in the last risk factor on page 43 and the first risk factor on page 44.

RESPONSE:

The Partnership acknowledges the Staff’s comment and has revised the disclosures on page 125 to provide context to the referenced statement consistent with the disclosure in the referenced risk factors.

Certain Relationships and Related Transactions, page 135

14.	We note your response to prior comment 44 and partially reissue. Please revise to clarify the material terms of the Management Services Agreement. For example, the relationship between the management services fees and the reimbursement of “ROCM’s actual costs” is unclear. Similarly, it is unclear what items constitute ROCM’s actual costs. Please revise as appropriate. Finally, please indicate that you will file the Management Services Agreement.

RESPONSE:

The Partnership acknowledges the Staff’s comment and has revised the disclosures on page 143 to clarify the material terms of the Management Services Agreement. The Partnership respectfully submits to the Staff, however, that it does not believe the filing of the Management Services Agreement is required. Pursuant to Item 601(b)(10)(i) of Regulation S-K, “[o]nly contracts need to be filed as to which the registrant or subsidiary of the registrant is a party or has succeeded to a party by assumption or assignment.” As neither the Partnership nor any of its subsidiaries is a party to the Management Services Agreement, and the Partnership and its subsidiaries do not intend to assume any obligations under the Management Services

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July 6, 2012

Agreement, the Partnership does not believe it is required to file the Management Services Agreement as an exhibit to the Registration Statement.

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Securities and Exchange Commission

July 6, 2012

Please contact David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708 or E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629 with any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff.

Very truly yours, HI-CRUSH PARTNERS LP

By:	/s/ Robert E. Rasmus
Name: Robert E. Rasmus
Title: Co-Chief Executive Officer

Enclosures

cc:	Jay Williamson (Securities and Exchange Commission)

James Lopez (Securities and Exchange Commission)

David Palmer Oelman (Vinson & Elkins L.L.P.)

E. Ramey Layne (Vinson & Elkins L.L.P.)

Charles L. Strauss (Fulbright & Jaworski L.L.P.)

P. Kevin Trautner (Fulbright & Jaworski L.L.P.)

James M. Whipkey (Hi-Crush Partners LP)

Mark C. Skolos (Hi-Crush Partners LP)